COMPLETE ONLINE TRADING SOLUTION
06019235
PRIVATE CLIENTS
PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

PRINT this article >

Release Date: 2006/11/28 04:00:00 PM

Exxaro Resources Limited - Implementation of the empowerment transaction

SUPPL
RECEIVED
2006 DEC 14 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXX
Exxaro Resources Limited - Implementation of the empowerment transaction
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: EXX) (ISIN: ZAE000084992)
("Exxaro" or "the company")

Implementation of the empowerment transaction

1. Introduction

Exxaro shareholders are referred to the circular dated 9 October 2006 ("circular") relating to the empowerment transaction and are advised that all of the transaction steps set out in the circular have been implemented.

2. Change of name

In terms of a special resolution registered by the Companies and Intellectual Property Registration Office on 2 November 2006, the company"s name was changed to Exxaro Resources Limited with effect from 2 November 2006. The change of name was effective on the JSE Limited ("JSE") from Monday, 27 November 2006 and trade in Exxaro shares under the short name "Exxaro", share code "EXX" and ISIN ZAE000084992 commenced on this date.

3. Pro rata repurchase of Exxaro shares

In terms of the pro rata repurchase, Exxaro made an offer to Exxaro shareholders to repurchase 38 331 012 Exxaro shares, pro rata to their shareholding, at a price of R45,99 per Exxaro share. Exxaro shareholders were afforded the opportunity to tender excess Exxaro shares into the pro rata repurchase to the extent that some Exxaro shareholders elected not to participate in the pro rata repurchase.

Exxaro received acceptances in respect of 38 331 012 Exxaro shares. Exxaro shareholders who tendered excess shares into the pro rata repurchase have had such excess applications accepted in full. Anglo South Africa Capital (Proprietary) Limited ("ASAC") sold 38 143 561 Exxaro shares in terms of the pro rata repurchase to ensure that the maximum number of Exxaro shares was repurchased.

Cheques in respect of the pro rata repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Exxaro shareholders, and dematerialised Exxaro shareholders will have had their accounts at their CSDP or broker updated and credited on Tuesday, 28 November 2006.

4. Issues for cash

In terms of specific authorities granted to the company at the general meeting, Exxaro issued:

65 334 843 to Main Street 333 (Proprietary) Limited ("BEE Holdco") at a price of R29,86 per Exxaro share; and

10 618 974 Exxaro shares to the Exxaro Employee Empowerment Participation Scheme Trust at a price of R16,41 per Exxaro share.

The full details and financial effects of the specific issues of shares for cash are included in the circular.

Pretoria
28 November 2006
Merchant bank and joint sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Lead sponsor
JP Morgan Equities Limited
Attorneys
Deneys Reitz Inc.
Corporate law advisers

LONGEST RUNNING ONLINE-TRADING BROKERAGE IN SA
BOE PRIVATE CLIENTS

COMPLETE ONLINE TRADING SOLUTION BoE PRIVATE CLIENTS

PRINT this article >

Release Date: 2006/11/28 03:05:00 PM

Exxaro Resources Limited - Resignation and appointment of Directors

EXX
Exxaro Resources Limited - Resignation and appointment of Directors
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
Registration number: 2000/011076/06
Share code: EXX
ISIN: ZAE000084992
("Exxaro" or "the company")
EXXARO: RESIGNATION AND APPOINTMENT OF DIRECTORS
Following the company"s revised listing on the JSE Limited on Monday, 27 November 2006, Exxaro today announced the resignation of the following board members, effective 28 November 2006:
*BE Davison
*CF Meintjes
*AJ Morgan
*WA Nairn
*CML Savage
*NS Segal
*F Titi
*PL Zim
and the appointment of the following non-executive directors, effective 28 November 2006:
*U Khumalo
*VZ Mntambo
*RP Mohring
*PKV Ncetezo
*N Nyembezi-Heita
*N Sowazi
*DR Zihlangu
Editor"s Note:
Exxaro is a diversified resources company with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com
Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
28 November 2006
Sponsor: J.P. Morgan Equities Limited
Date: 28/11/2006 03:04:19 PM Produced by the JSE SENS Department

RECEIVED
2006 DEC 14 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Back to top
Back to SENS
PRINT this article >

LONGEST RUNNING ONLINE-TRADING BROKERAGE IN SA BoE PRIVATE CLIENTS

COMPLETE ONLINE TRADING SOLUTION BoE PRIVATE CLIENTS

PRINT this article >

Release Date: 2006/11/27 09:00:00 AM

Exxaro Resources Limited - Exxaro lists on JSE Limited

EXX
Exxaro Resources Limited - Exxaro lists on JSE Limited
EXXARO RESOURCES LIMITED
Incorporated in the Republic of South Africa
Registration number: 2000/011076/06
Share code:EXX
ISIN: ZAE000084992
EXXARO LISTS ON JSE LIMITED

Diversified mining and metals group Kumba Resources Limited today re-listed on the JSE Limited as Exxaro Resources Limited (Exxaro), a result of the landmark empowerment transaction involving Kumba, Anglo American plc, the Industrial Development Corporation and Eyesizwe Mining (Proprietary) Limited.

Exxaro is South Africa"s flagship empowerment mining company and as South Africa"s largest black-controlled, diversified resources company, is well positioned to grow organically. Its existing operational interests in South Africa, Namibia, Australia and China and a strong project pipeline provides the Group with a base for growth both locally and offshore.

Speaking at the company"s listing event at the JSE Limited today, Exxaro"s chief executive officer (CEO), Dr Con Fauconnier, said: "This is an extremely proud moment for Exxaro and for the industry in which we operate. Kumba Resources, Eyesizwe Coal, and now Exxaro have always been committed to achieving a globally competitive South African mining company that fully reflects the country in all respects. Exxaro meets these critieria and we expect investors to acknowledge the value held within Exxaro and the exceptional potential of the company."

Exxaro is currently the fourth largest coal producer in South Africa and its mineral sands business is unique in being the only integrated producer from mine to pigment. The company is the only zinc producer in the country.

The company holds a significant iron ore interest through a 20% stake in the Sishen Iron Ore Company, part of the Kumba Iron Ore group, which operates the Sishen and Thabazimbi iron ore mines in South Africa. Sishen Iron Ore Company is the world"s fourth largest iron ore exporter.

Exxaro"s short-term strategy is to consolidate and integrate the assets, operations and projects of Kumba, Eyesizwe Coal and Namakwa Sands for maximum benefit and to optimise the potential synergies of the enlarged group. The company intends exercising an option offered as part of the transaction to acquire Namakwa Sands and a 26% stake in the Black Mountain operation and Gamsberg project from Anglo American.

Exxaro"s CEO designate, Sipho Nkosi, said: "Exxaro is well positioned to leverage its employee expertise, strong operations base and growth pipeline to retain and further enhance its position as a leader in its chosen commodities."

The longer-term Exxaro strategy is to leverage the advantage it enjoys in South Africa"s Waterberg coalfield, where it has the only existing operating mine and high-quality reserves, and to satisfy growing domestic demand for power station coal, reductants and metallurgical coal. The ability to produce a full range of mineral sands products, global operations and high level of expertise lends itself to developing strategic opportunities.

The empowerment transaction involved the unbundling of Kumba"s iron ore assets to form Kumba Iron Ore, a separate, iron ore focused company which successfully listed on the JSE Limited on 20 November 2006.

Editor"s Note:
Exxaro is a diversified resources company with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com

Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292

Mobile: +27 (0) 83 609 1444
27 November 2006
Sponsor: J.P.Morgan Equities Limited
Date: 27/11/2006 09:00:06 AM Produced by the JSE SENS Department

LONGEST RUNNING ONLINE-TRADING BROKERAGE IN SA
BoE PRIVATE CLIENTS

KMB: Kumba Resources Limited - Dealings by...

Kumba Resources Limited - Dealings by a director of Kumba in Kumba shares
Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
(Kumba or the company)
Dealings by a director of Kumba in Kumba shares
In terms of the JSE Listings Requirements notice is hereby given that AJ Morgan, non-executive director of Kumba, has purchased shares beneficially in his name. This resulted in the following ordinary shares of Kumba having been traded on the JSE:

Date of transaction:	21-11-2006
Number of shares:	20,000
Price per share:	R 53.3021
Cost value:	R 1,066,042.00
Class of securities:	Ordinary

Clearance in terms of 3.66 of the JSE Listings Requirements has been obtained.
24 November 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan Equities Limited
Date: 24/11/2006 04:52:02 PM Produced by the JSE SENS Department

24/11/2006 Source: JSE NEWS SERVICE

RECEIVED
2006 DEC 14 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KMB: Exxaro Resources Limited - Pro rata repurc...

Exxaro Resources Limited - Pro rata repurchase
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
Registration number 2000/011076/06
Current share code: KMB Current ISIN: ZAE000034310
Share code with effect from 27 November 2006: EXX
ISIN with effect from 27 November 2006: ZAE000084992
(Exxaro or the company)
Pro rata repurchase
Exxaro shareholders are referred to the circular dated 9 October 2006 relating to the implementation of an empowerment transaction encompassing an offer to Exxaro shareholders to repurchase 38,331,012 Exxaro ordinary shares pro rata to their shareholding, at R45,99 per Exxaro ordinary share.
Exxaro shareholders will be entitled to sell 0.12223 Exxaro ordinary shares for every Exxaro ordinary share held on the record date, being 24 November 2006. The shares to be repurchased in terms of the pro rata repurchase constitute approximately 12,22% of the shares in issue.
17 November 2006
Johannesburg
Transaction sponsor to Exxaro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Date: 17/11/2006 05:44:41 PM Produced by the JSE SENS Department

17/11/2006 Source: JSE NEWS SERVICE

RECEIVED
2006 DEC 14 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KMB: Exxaro - Abridged listing particulars

Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Current share code: KMB & Current ISIN: ZAE000034310
Share code with effect from 27 November 2006: EXX
ISIN with effect from 27 November 2006: ZAE000084992
(Exxaro or the company)
Abridged listing particulars
1. Introduction
Exxaro shareholders are referred to the circular dated 9 October 2006 (circular) relating to the implementation of an empowerment transaction (empowerment transaction) encompassing, inter alia, the unbundling of Kumba Iron Ore Limited (Kumba Iron Ore) and are advised that, with effect from Monday, 20 November 2006, Kumba Iron Ore shares were listed on the JSE Limited (JSE). Exxaro shares commenced trade ex the entitlement to the Kumba Iron Ore dividend with effect from this date.
These abridged listing particulars are not an invitation to the public to subscribe for shares in Exxaro, but are issued in compliance with the Listings Requirements of the JSE (JSE Listings Requirements) for the purposes of providing information to the public regarding Exxaro.
2. Change of name
In terms of a special resolution registered by the Companies and Intellectual Property Registration Office on 2 November 2006, the companys name was changed to Exxaro Resources Limited. The change of name will be effective on the JSE from Monday, 27 November 2006 and trade in Exxaro shares under the short name Exxaro, share code EXX and ISIN: ZAE000084992 will commence on this date.
3. Overview of EXXARO
In terms of the empowerment transaction, the companys businesses have been separated into two listed entities: Exxaro, which will hold a diversified portfolio of mining assets, and Kumba Iron Ore, which will hold a 74% interest in Sishen Iron Ore Company (Proprietary) Limited (SIOC). Both Exxaro and the South African iron ore operations of Kumba Iron Ore, held in SIOC, will comply with the ownership targets of the Mining Charter.
Exxaro will have a diverse commodity portfolio in coal, mineral sands, base metals and industrial minerals. Exxaro will also retain exposure to iron ore through a 20% interest in SIOC. The merger of Exxaros coal assets with those of Eyesizwe Coal will make Exxaro the fourth largest South African coal producer, with a capacity of 45Mtpa.
In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the potential acquisitions of Namakwa Sands and a 26% in terest in Black Mountain in terms of options acquired over these assets as part of the empowerment transaction.
Further information on the business of Exxaro is included in the full revised listing particulars and competent persons report, which is available in terms of paragraph 7 below.
4. Group structure
The Exxaro group structure subsequent to the implementation of the empowerment transaction is shown below:
(SEE PRESS ANNOUNCEMENT)
5. Directors
The names of the persons who will be directors of Exxaro with effect from 28 November 2006 are set out below:
Executive directors
Constantinus Johannes Fauconnier (58)
Chief executive
Academic qualifications
Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), Deng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)
Business address
Roger Dyason Road, Pretoria West, 0183
Experience
Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba. He was also president of the Chamber of Mines from 2003 to 2005.
Michael James Kilbride (54)
Executive director business operations
Academic qualifications
BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)
Business address

RECEIVED
2006 DEC 14 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Roger Dyason Road, Pretoria West, 0183
Experience
After his initial years working in the gold industry as a mining graduate, Mike joined the Sishen Mine and gained experience in all the commodities of the group. He was appointed mine manager, Grootegeluk Coal Mine, in 1991 and in 1997 was promoted to general manager, Base Metals. Mike was appointed general manager, Iron Ore in 1999. On 1 June 2001 he was appointed executive director, business operations at Kumba.
Sipho Abednego Nkosi (51)
Chief executive designate
Academic qualifications
BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing
Management
Business address
Roger Dyason Road, Pretoria West, 0183
Experience
Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing co-ordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director.
Dirk Johannes van Staden (57)
Executive director finance
Academic qualifications
BJuris, LLB, Advanced Management Programme (Insead)
Business address
Roger Dyason Road, Pretoria West, 0183
Experience
Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba.
Non-executive directors
Philip Michael Baum (51)
Non-executive director
Academic qualifications
BCom, LLB, Higher Diploma in Tax Law
Business address
Roger Dyason Road, Pretoria West, 0183
Experience
Philip is Chairman and Chief Executive Officer of Anglo American plcs Ferrous Metals and Industries Division as well as acting Chief Executive Officer of Anglo American South Africa Limited. Philip joined Anglo American Corporation of South Africa Limited in 1979. In 1991 Philip was appointed an alternate director and in 1997 an Executive Director of Anglo American Corporation of South Africa Limited. From 1996 to 2001, he was the Chief Executive of Anglo American Corporation Zimbabwe Limited. In March 2001,Philip was appointed as Chief Operating Officer of Anglo American Corporation of South Africa Limited. Philip was appointed Chief Executive Officer of Anglo Americans Ferrous Metals and Industries Division in October 2003 and became Chairman of that division and a member of Anglo American plcs Executive Board in January 2006.
Jurie Johannes Geldenhuys (63)
Independent non-executive director
Academic qualifications
BSc (Eng)(Electrical); BSc (Eng)(Mining); MBA (Stanford); Professional Engineer
Business address
Roger Dyason Road, Pretoria West, 0183
Experience
From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 until retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity until 2002. Previously served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. Served as the Chamber of Mines President (1993 - 1994) and served on the Chambers Executive Council, Gold Producers Committee and various other Chamber-related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council.
Ufikile Khumalo (40)
Non-executive director
Academic qualifications
BSc (Eng), MSc Eng (UCT), MAP (Wits); Snr Exec Dev Programme (Harvard)
Business address
Roger Dyason Road, Pretoria West, 0183
Experience

Ufikile served with Sasol, Eskom and Bevcan prior to joining the IDC. He held several positions during 1999 - 2005, including head, international finance; executive vice president industrial sectors and executive vice president; projects. He provided strategic direction in the industrial sectors on large projects. He was also involved in evaluating investment proposals thus contributing to successfully implementing the IDCs development mandate.

Deenadayalen Konar (51)

Independent non-executive director

Academic qualifications

BCom, CA(SA), MAS, DCom

Business address

Roger Dyason Road, Pretoria West, 0183

Experience

Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development

Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant.

Vincent Zwelibanzi Mntambo (48)

Non-executive director

Academic qualifications

BJuris, LLB, LLM

Business address

Roger Dyason Road, Pretoria West, 0183

Experience

Zwelibanzi is the founder of Katiba PMC. He was previously senior lecturer at the University of Natal, executive director of IMSSA and Director- General of the Gauteng Province. He is chairman of Eyesizwe Coal (Proprietary)Limited. He is serving a third term as non-executive chairman of the Commission for Conciliation, Mediation and Arbitration. He has experience in business strategy, organisational development and conflict management.

Richard Peter Mohring (59)

Independent non-executive director

Academic qualifications

BSc (Eng)(Mining); MDP; PMD (Harvard); Professional Engineer

Business address

Roger Dyason Road, Pretoria West, 0183

Experience From 1998 until 2000, Richard was the chief executive officer of NewCoal, a black empowerment initiative set up by Anglo Coal and Ingwe Coal Corporation to identify a suitable BEE group to purchase certain assets belonging to the vendors and establish a new BEE coal company. Eyesizwe Coal, the largest BEE coal company in South Africa, was formed in November 2000 through this process. From 2000 until 2003, Richard was the deputy chief executive officer of Eyesizwe Coal. As such, he was responsible for the operational control of mines producing 25 million tonnes of coal per annum, new business development, technical services and health and safety. In December 2003, Richard retired from Eyesizwe Coal and set up a private consulting company, Mohring Mining Consulting.

Pinkie Kedibone Veronica Ncetezo (49)

Non-executive director

Academic qualifications

BA Social work (UniZul); MBA (Open University UK); Diploma in Management (Open University UK); MAP (Wits Business School); MEd (Ohio University USA)

Business address

Roger Dyason Road, Pretoria West, 0183

Experience

Pinkie is the chief executive officer of SAWIMIH. She was a member of the business development committee of SAWIMA from May 2003 until February 2004. From 1983 to 1985 and 1988 to 2003, she held a number of positions at IBM, including Client Relationship Manager, Team Leader - Customer Service Operations and Business Administrator.

Nonkululeko Nyembezi-Heita (46)

Independent non-executive director

Academic qualifications

BSc Honours (Electrical Engineering)(University of Manchester Institute of Science and Technology); MSc (EE) from the California Institute of Technology; MBA from the Open University Business School (UK)

Business address

Roger Dyason Road, Pretoria West, 0183

Experience

Nku is the Chief Corporate Strategy Officer for the Vodacom Group responsible for the formal strategy formulation for shareholders and management of the group. Nku was previously Chief Executive Officer of Alliance Capital Management and Chairperson of Alliance Capital Namibia. She has extensive general management and marketing experience, having fulfilled various technical, marketing and management roles at IBM in the United States,South Africa and Namibia prior to joining Alliance. She began her professional career as an engineer at the Research Triangle

Park, IBMs premier research and development facility in Raleigh, North Carolina. Thereafter, she worked at IBMs offices in Dallas, Texas after which she joined IBM South Africa in a marketing role looking after one of IBMs largest corporate accounts. Nku established IBMs Namibian operation which she ran successfully for a number of years. Immediately prior to joining Vodacom, she served as Chief Executive Officer of Alliance Capital, a `boutique fund management house whose parent company was listed on the New York Stock Exchange.

Nkululeko Sowazi (43)

Non-executive director

Academic qualifications

BA (US International University), MA (Urban and regional planning) (UCLA)

Business address

Roger Dyason Road, Pretoria West, 0183

Experience

Nkululeko is founding deputy chairman of the Tiso Group, a BEE investment holding company with interests in natural resources, industrial services and investment banking. The Tiso Group is Investecs empowerment partner. Nkululeko was previously executive deputy chairman at African Bank and managing director of the Mortgage Indemnity Fund. He is chairman of Idwala Industrial Holdings and the Home Loan Guarantee Company and the Financial Markets Trust.

Dalikhaya Rain Zihlangu (39)

Non-executive director

Academic qualifications

17/11/2006 Source: JSE NEWS SERVICE

BSc (Min Eng) (Wits), MDP (SBL, Unisa), MBA (WBS, Wits)
Business address Roger Dyason Road, Pretoria West, 0183
Experience
Dalikhaya is the chief executive officer of Eyabantu Capital Consortium. Between 1989 and 1994 he was a stoper/developer and shift boss at Vaal Reefs Gold Mining Company. From 1995 until 2002, he was a shift boss, mine overseer, operations manager and mine manager at Impala Platinum Limited. Dalikhaya was the chief executive officer of Alexkor Limited from 2002 until 2005.

6. Share capital

The issued and authorised share capital of Exxaro on Tuesday, 28 November 2006, being the day on which the implementation of the empowerment transaction will be completed, will be as follows:

	Rand
Authorised share capital	
500 000 000 ordinary shares of one cent each	5 000 000
Issued share capital	
351 217 276 ordinary shares of one cent each	512 173
Share premium	5 307 812 265

7. Further documentation

The full revised listings particulars relating to Exxaro were posted to the companys shareholders together with the circular. Copies of the full revised listings particulars, as well as a competent persons report on the assets of Exxaro, are available from the registered office of the company,Roger Dyason Road, Pretoria West until Monday, 27 November 2006. An electronic version of the full revised listing particulars and competent persons report can be downloaded from www.kumbaresources.com

Pretoria
17 November 2006
Merchant bank and joint sponsor
Rand Merchant Bank
A Division of FirstRand Bank Limited
Attorneys
Deneys Reitz
Attorneys
Corporate law advisers
CLS
Lead sponsor
JP Morgan
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)
Date: 17/11/2006 05:43:52 PM Produced by the JSE SENS Department

17/11/2006 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Scheme Share Dea...

Kumba Resources Limited - Scheme Share Dealings By Directors
Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
(Kumba or the company)

DEALING BY A DIRECTOR OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that the following director of Kumba has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66:

Name of director	: DJ VAN STADEN
Date of transaction	: 13-11-2006
Number of shares	: 12,430
Price per share	: R 157.00
Total value (pre tax proceeds)	: R 1,951,510.00
Option strike price	: R 39.30
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and purchased
Nature of interest	: Beneficial

15 November 2006
MS VILJOEN
COMPANY SECRETARY
Sponsor: J.P.Morgan Equities Limited
Date: 15/11/2006 10:14:25 AM Produced by the JSE SENS Department

15/11/2006 Source: JSE NEWS SERVICE

Kumba - Inyanda joint venture secures new order mining rights
Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
(Kumba or the company)

Inyanda joint venture secures new order mining rights

Kumba Resources Limited (Kumba) and Eyesizwe Coal (Eyesizwe) today announced that the Inyanda coal mine, the companies 50:50 joint venture, has been granted new order mining rights from the Department of Minerals and Energy.

Development of the Inyanda mine has been subject to attainment of the mining rights, as well as the go-ahead of expansion of the Richards Bay Coal Terminal (RBCT) which was approved earlier this year.

The Inyanda mine is situated near Witbank in Mpumalanga province and will produce 1Mtpa of A-grade thermal coal for the export market, via RBCT.

Construction can now commence and the mine is expected to reach full production in 2008. Capital expenditure is estimated at R184 million.

The Inyanda mine will be operated by Exxaro, the re-named and re-listed Kumba effective from 27 November 2006, and which is a result of Kumbas empowerment transaction. As South Africas flagship empowerment company, Exxaro will include the merged assets of Eyesizwe Coal.

www.kumbaresources.com

For further information contact:

Ernst Venter
General Manager: Kumba Coal
Tel: +27 12 307 4322
Mobile: +27 83 609 1313

Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444

13 November 2006

Sponsor: J.P.Morgan Equities Limited

Date: 13/11/2006 10:09:04 AM Produced by the JSE SENS Department

13/11/2006 Source: JSE NEWS SERVICE

RECEIVED
2006 DEC 14 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPLETE ONLINE TRADING SOLUTION BoE PRIVATE CLIENTS

PRINT this article >

Release Date: 2006/11/08 04:05:00 PM

Kumba - Share Scheme Dealings by Directors and Company Secretary

Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
("Kumba" or "the company")
DEALINGS BY DIRECTORS OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that the following directors of Kumba have exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66:

Name of director:	DJ VAN STADEN
Date of transaction:	6-11-2006
Number of shares:	6,010
Price per share:	R 150.50
Total value (pre tax proceeds):	R 904,505.00
Number of shares:	2,900
Price per share:	R 150.25
Total value (pre tax proceeds):	R 435,725.00
Option strike price:	R 32.80
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Name of director:	CF MEINTJES
Date of transaction:	6-11-2006
Number of shares:	8,624
Price per share:	R 150.50
Total value (pre tax proceeds):	R 1,297,912.00
Number of shares:	5,006
Price per share:	R 150.06
Total value (pre tax proceeds):	R 751,200.36
Option strike price:	R 39.30
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Name of Company Secretary:	MS VILJOEN
Date of transaction:	6-11-2006
Number of shares:	5,330
Price per share:	R 150.00
Total value	

(pre tax proceeds):	R 799,500.00
Option strike price:	R 59.80
Option strike date:	22-04-2005
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial

8 November 2006

MS VILJOEN

COMPANY SECRETARY

Sponsor: J.P. Morgan Equities Limited

Date: 08/11/2006 04:05:05 PM Produced by the JSE SENS Department

LONGEST RUNNING ONLINE-TRADING BROKERAGE IN SA

BoE

PRIVATE CLIENTS

KMB: Kumba Resources Limited - Declaration Of S...

Kumba Resources Limited - Declaration Of Special Unbundling Dividend
Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
(Kumba or the company)

DECLARATION OF SPECIAL UNBUNDLING DIVIDEND

Following the approval of the empowerment transaction by shareholders at the companys general meeting held on 2 November 2006, the directors have declared a special unbundling dividend of 185 cents per share. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on 24 November 2006.

In compliance with the requirements of the electronic settlement system of JSE Limited, the following dates are applicable:

Date declared	: Friday, 3 November 2006
Last day to trade cum dividend	: Friday, 17 November 2006
Shares trade ex dividend	: Monday, 20 November 2006
Record date	: Friday, 24 November 2006
Payment date	: Monday, 27 November 2006

Share certificates may not be dematerialised or rematerialised between 20 November 2006 and 24 November 2006, both days inclusive.

Editors Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Limited, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, coal, mineral sands, base metals and industrial minerals. www.kumbaresources.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

3 November 2006

Sponsor: J.P.Morgan Equities Limited

Date: 03/11/2006 03:04:30 PM Produced by the JSE SENS Department

03/11/2006 Source: JSE NEWS SERVICE

Kumba - Results of general meeting and finalisation of empowerment transaction
Kumba Resources Limited
(which name has been changed to Exxaro Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Current share code: KMB)
(Current ISIN: ZAE000034310)
(Share code with effect from 27 November 2006: EXX)
(ISIN with effect from 27 November 2006: ZAE000084992)
(Kumba or the company)

Results of general meeting and finalisation of empowerment transaction

1. Introduction
   On 9 October 2006, Kumba issued a circular to its shareholders (circular) regarding the implementation of an empowerment transaction. The empowerment transaction, which was subject to, inter alia, approval by Kumba shareholders, would result in the unbundling and separate listing of Kumba Iron Ore Limited and the transfer of a controlling interest in the company to Main Street 333 (Proprietary) Limited (BEE Holdco), a black-owned and controlled vehicle.
2. Results of general meeting
   Shareholders are advised that, at the general meeting held on Thursday, 2 November 2006, all the ordinary and special resolutions contained in the notice of general meeting attached to the circular were approved by the requisite majority of Kumba shareholders. The special resolutions have been registered by the Companies and Intellectual Property Registration Office.
   All other conditions precedent have been fulfilled and the empowerment transaction is therefore unconditional and will be implemented in accordance with the timetable included in the circular.
3. Change of name
   The companys name was changed from Kumba Resources Limited to Exxaro Resources Limited (Exxaro) with effect from 2 November 2006. The change of name will be effective on the JSE Limited from Monday, 27 November 2006 and trade in Exxaro shares under the short name Exxaro, share code EXX and ISIN ZAE000084992 will commence on this date.
4. Mandatory offer to Kumba shareholders
   As a result of the implementation of the empowerment transaction, BEE Holdcos interest in the company will exceed 35% and, accordingly, in terms of the Securities Regulation Panel (SRP) Code on Takeovers and Mergers (SRP Code), BEE Holdco is required to extend a mandatory offer to the independent shareholders of the company to acquire all of their Exxaro shares (being Kumba shares subsequent to the implementation of the empowerment transaction and change of name to Exxaro) on the same terms on which it has acquired control of Exxaro (mandatory offer).
   Kumba has received written confirmation from the SRP in terms of Rule 8.1 of the SRP Code dispensing with the requirement for BEE Holdco to extend the mandatory offer, on the basis that a majority of the independent Kumba shareholders voted in favour of the resolution waiving the requirement for the mandatory offer (whitewash resolution). Accordingly, BEE Holdco will not extend the mandatory offer to Kumba shareholders.

2 November 2006
Merchant bank and joint sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Lead sponsor
JP Morgan Equities Limited
Financial adviser to Anglo American plc
Deutsche Securities (SA) Proprietary Limited
Attorneys to Kumba
Deneys Reitz Inc.
Corporate law adviser
CLS Consulting Services
Attorneys to Anglo American plc
Webber Wentzel Bowens
Date: 02/11/2006 05:55:03 PM Produced by the JSE SENS Department

02/11/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Kumba shareholders approve empower...

Kumba - Kumba shareholders approve empowerment transaction
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: KMB)
(ISIN: ZAE000034310)
(Kumba or the company)

KUMBA SHAREHOLDERS APPROVE EMPOWERMENT TRANSACTION

Diversified mining and metals group Kumba Resources Limited (Kumba) today announced that shareholders approved the companys empowerment transaction involving Kumba, Anglo American plc, the Industrial Development Corporation and Eyesizwe Mining (Proprietary) Limited at its General Meeting held today.

The ground-breaking transaction will result in the unbundling and separate listing on the JSE of Kumba Iron Ore on 20 November 2006, and the re-listing of Kumba Resources as Exxaro on 27 November 2006. Kumba Iron Ore will be the JSEs first listed iron ore company and Exxaro will be South Africas flagship empowerment mining company.

Shareholders approved all the special and ordinary resolutions contained in the circular to shareholders, which included the proposed employee schemes for Exxaro and Kumba Iron Ore.

ends

Editors Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Limited, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, coal, mineral sands, base metals and industrial minerals.

www.kumbaresources.com

2 November 2006

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

Date: 02/11/2006 12:50:02 PM Produced by the JSE SENS Department

02/11/2006 Source: JSE NEWS SERVICE